UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Skyline Corporation

(Name of Issuer)

Common Stock, par value $0.0277 per share

(Title of Class of Securities)

830830105

(CUSIP Number)

Champion Enterprises Holdings, LLC

775 West Big Beaver Road, Suite 1000

Troy, MI 48084

(248) 614-8200

Attention: Roger K. Scholten, SVP, GC & Secretary

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 29, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 830830105	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS Champion Enterprises Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON OO

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed by Champion Enterprises Holdings, LLC, a Delaware limited liability company (the “Reporting Person”), to amend the Reporting Person’s Schedule 13D (the “Original Schedule 13D”) which was filed on January 16, 2018, with respect to the Common Stock, par value $0.0277 per share (“Common Stock”), of Skyline Corporation (the “Issuer”). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 5 of this Amendment No. 1 is incorporated by reference in its entirety into this Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(b) of the Original Schedule 13D is hereby amended and supplemented as follows:

On May 29, 2018, the affirmative vote necessary to approve each of the Company Shareholder Approval Matters was obtained and the Voting Provisions and the Proxy automatically terminated in accordance with the terms of the Voting Agreement. To the extent the Reporting Person may have been deemed to beneficially own shares of Common Stock as a result of the Proxy, upon the termination of the Proxy, the Reporting Person no longer beneficially owns any shares of Common Stock.

Item 5(c) of the Original Schedule 13D is hereby amended and supplemented as follows:

Except as set forth in this Amendment No. 1, neither the Reporting Person nor, to the best knowledge of the Reporting Person, without independent verification, any of the persons listed on Schedule A hereto, has effected any transaction in Common Stock during the past 60 days.

Item 5(e) of the Original Schedule 13D is hereby amended and restated as follows:

To the extent the Reporting Person may have been deemed to beneficially own shares of Common Stock as a result of the Proxy, as of May 29, 2018, upon termination of the Proxy, the Reporting Person ceased to beneficially own more than five percent of the outstanding shares of Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2018

Champion Enterprises Holdings, LLC

By:	/s/ Roger K. Scholten
Name:	Roger K. Scholten
Title:	Sr. V.P.